GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

April 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tara Harkins

Kevin Kuhar

Deanna Virginio

Jeffrey Gabor

Re:          Grove, Inc.

                Draft Registration Statement on Form S-1

Filed on April 15, 2021

CIK No. 0001775194

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), in connection with a Registration Statement (the “Registration Statement”) on Form S-1 filed on April 15, 2021 and previously submitted to the Commission on a confidential basis pursuant to 17 C.F.R. § 200.83 on February 11, 2021 and March 25, 2021, we are hereby submitting to the Securities and Exchange Commission (the “Commission”) the Company’s response to comment 13 of the comment letter to the Registration Statement received on March 10, 2021 (the “Letter”) from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below comment 13 of the Letter in bold type followed by the Company’s response thereto.

Draft Registration Statement on Form S-1 filed April 15, 2021

Stock Based Compensation, page 41

13. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

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NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL∞

SHANGHAI

SILICON VALLEY

TALLAHASSEE

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WASHINGTON, D.C.

WESTCHESTER COUNTY

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GREENBERG TRAURIG LLP

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GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

April 26, 2021

Response: The equity issuances of the Company to date have been based on recent stock issuances of common stock at a fair value of $1.53 per share (post reverse split). Such fair value of the shares of common stock has been used for the Company’s internal valuation of equity transactions as considered and approved by the board of directors, including issuance of stock options and issuance of shares of common stock as consideration in connection with acquisition transactions.

The Company estimates that the initial public offering price of shares of its common stock will be between $5.00 and $6.00, which cannot be used under ASC 450-30-25-1, as it would significantly increase the value of the Company as a contingency gain in value.  Based on ASC 718-10-30-3, which states that “…the cost of goods obtained or services received in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued…”, because the equity transactions were incurred prior to the date of the anticipated initial public offering, the previous cash offering price is deemed to be the best estimate for the fair value of those equity transactions.

We hope the foregoing answers are responsive to your comment.  Please do not hesitate to contact me by telephone at (916) 868-0630  or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM